As filed with the Securities and Exchange Commission on July 18, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jaime Buenahora Febres-Cordero

Consul General of the Republic of Colombia in The City of New York

Consulate of Colombia

10 East 46th Street

New York, New York 10017

Copies to:

Mark H. Stumpf, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

*	The Registrant is filing this annual report on a voluntary basis.

ITEM 1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

	(b)	The title and material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

	(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 69 of Exhibit D.

	(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 70 through 72 of Exhibit D.

ITEM 3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 73 through 76 of Exhibit D.

ITEM 4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

	(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Reference is made to page 69 of Exhibit D.

	(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 69 of Exhibit D.

ITEM 6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 60 through 64 of Exhibit D.

ITEM 7.	(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Not applicable.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

ITEM 8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to page 57 of Exhibit D.

ITEM 9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to pages 39 through 46 of Exhibit D.

ITEM 10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to page 39 of Exhibit D.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

Exhibit A:	None

Exhibit B:	None

Exhibit C:	Revenues, Budget and Appropriations Law for 2006 of the Registrant(P)

Exhibit D:	Current Republic of Colombia Description

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia on the 18th day of July, 2006.

By:	/s/ Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

EXHIBIT INDEX

PAGE
EXHIBIT A:	None

EXHIBIT B:	None

EXHIBIT C:	Revenues, Budget and Appropriations Law for 2006 of the Registrant(P)

EXHIBIT D:	Current Republic of Colombia Description

(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.